Via Facsimile and U.S. Mail
Mail Stop 6010

November 3, 2008

Mr. Thomas Oland
Chief Executive Officer
Techne Corporation
614 McKinley Place N.E.
Minneapolis, MN 55413

Re: **Techne Corporation**
       Form 10-K for the Year Ended June 30, 2008
       Filed August 28, 2008
       File No. 000-17272

Dear Mr. Oland:

      We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your documents. In our comments, we
ask you to provide us with information to better understand your disclosure. Where a
comment requests you to revise disclosure, the information you provide should show us
what the revised disclosure will look like and identify the annual or quarterly filing, as
applicable, in which you intend to first include it. If you do not believe that revised
disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend
your filing.

      Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended June 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results
Results of Operations, page 16

   1. Although you discuss increased sales volume and the impact of foreign exchange
      rate changes on net sales, you do not appear to discuss the impact of price changes
      or new product offerings on your net sales. Please revise your disclosure to
      separately discuss the impact of price changes, volume changes, foreign exchange

rate changes and new product offerings on your net sales. See Item 303(a)(3)(iii) of Regulation S-K.

Market Risk, page 23

2. On page 10 you indicate that approximately 31% of your revenues are denominated in foreign currencies. It appears that a significant percentage of your revenues in the future are expected to be denominated in foreign currencies. Please revise your disclosure to indicate the amount of trade receivables and accounts payable denominated in foreign currencies and provide either the tabular presentation, a sensitivity analysis or the value at risk disclosures for your foreign currency exchange rate exposures as required by Item 305(a) of Regulation S-K. Otherwise, please explain to us why these disclosures are not warranted.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
L. Segment Information, page 39

3. Please revise the geographic information to exclude intangible assets from the table presented here. Refer to question 22 in the FASB Implementation Guide to FAS 131.

4. Please revise your disclosure to provide your revenue for each group of similar products and services or tell us where you have made this disclosure in your financial statements. Please see paragraph 37 of SFAS 131. Although you offer over 12,000 biotechnology products, it appears that the groupings of cytokines and enzymes, antibodies, assay kits, clinical diagnostic kits, flow cytometry products and intracellular cell signaling products you disclose in Business on page 4 would be appropriate.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant